FORM 5		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response........1.0
	Form 3 Holdings Reported
	Form 4 Transactions Reported	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* LI, CHUQUAN
2. Issuer Name and Ticker or Trading Symbol
Minghua Group International Holdings Limited (MGHA)
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
 ___X_____Director             ___X_____% Owner
 ___X_____Officer (give title below)       _________Other (specify below)
Chairman

(Last)     (First)     (Middle)
54 Pine Street 4th Floor
3. I.R.S. Identification Number of Reporting Person, if an entity(voluntary)
4. Statement for Month/Year December /2001

(Street) New York, New York 10005

5. If Amendment, Date of Original (Month/Year)
 7.  Individual or Joint/Group Reporting (check applicable line)
__X___Form filed by One Reporting Person _______Form filed by More than One Reporting Person

    (City)        (State)
(Zip)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)
2. Trans-     action
Date (Month/ Day/ Year)
3. Trans-     action
Code (Instr.8)
4. Securities Acquired (A)     or Disposed of (D)
(Instr. 3, 4 and 5)
5. Amount of     Securities     Beneficially
     Owned at End     of Issuer's     Fiscal Year
(Instr.3 and 4)
6. Ownership     Form:     Direct
     (D) or     Indirect     (I)
(Instr.4)
7. Nature of     Indirect     Bene-
ficial Owner- ship (Instr.4)

Amount
(A) or (D)
Price

Common Stock, $0.01 par value per share
June 22, 2001
J
25,200,000
A
(1)
33,700,000
D

Common Stock, $0.01 par value per share
December 11, 2001
J
8,500,000
A
(2)
33,700,000
D

*If the form is filed by more than one reporting person, see instruction 4(b)(v).
(Over)

SEC 2270 (3-99)

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FORM 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)
2. Conver-     sion or     Exercise
Price of Deriv- ative Security
3. Trans-     action     Date
(Month/ Day/ year)
4. Trans- Code (Instr. 8)
5. Number of     Derivative     Securities
Acquired(A) or Disposed of (D) (Instr.3,4 and 5)
6. Date Exervisable and Expiration Date (Month/Day/Year)
7. Title and Amount of Underlying Securities (Instr.3 and 4)
8. Price of     Derivative     Security
(Instr.5)
9. Number of     Derivative     Securities
Beneficially Owned at End of Year (Instr. 4)
10. Owner-ship Form of Derivaitve Security Direct (D) or Indirect (I) (Instr.4)
11. Nature of       Indirect      Beneficial
Ownership (Instr.4>

(A)
(D)
Date Extr- cisable
Expiration Date
Title
Amount or Number of Shares

Nonqualified Stock Option Granted Under 2001 Stock Plan
$1.75
7/11/01
A
2000000

3
7/11/06
Common Stock $0.01 par value
2000000
$0
4000000
D

Nonqualified Stock Option Granted Outside of 2001 Stock Plan
$1.75
7/11/01
A
2000000

4
7/11/06
Common Stock $0.01 par value
2000000
$0
4000000
D

Explanation of Responses:

  The 25,200,000 shares were acquired by Mr. Li in exchange for an 85% equity interest that Mr. Li held in Minghua Group
International Holding (Hong Kong) Ltd., which in turn is the owner of an 85% equity interest in Shenzhen Minghua Environmental
Vehicles Co., Ltd., the Company’s only operating subsidiary and the owner of patented technology relating to hybrid vehicles powered by a combination of a combustion diesel engine and an electric power system.

  These 8,500,000 shares were granted to Mr. Li in  exchange for the release by Mr. Li of $8,500,000 of loans made by Mr. Li to the Company’s indirect subsidiary, Shenzhen Minghua Environmental Protection Vehicles Co., Ltd.

  The non-qualified stock option that was granted under our 2001 Stock Plan is subject to the following vesting schedule: 20% of the shares underlying that option vested on January 1, 2002, an additional 20% of the shares underlying that option will vest on July
11, 2002 and 2.50% of the shares underlying that option will vest on the first day of each month beginning on August 1, 2002.

  The non-qualified stock option that was granted to Mr. Li outside of our 2001 Stock Plan vests only when Minghua achieves annual revenues of $50,000,000 on a consolidated basis.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).
/s/Li, Chuquan ** Signature of Reporting Person
2/14/02 Date

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.

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